

25002929

SEC Mail Processing

MAR 1 3, 2025

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**

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A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Sovereign Global Advisors, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

501 S Cherry Street, 11TH Floor

(No. and Street)

Denver	**CO**	**80246**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Mohney	**330-990-9098**	brian.mohney@sovereignga.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Narwocki Smith LLP

(Name – if individual, state last, first, and middle name)

100 Motor Parkway Suite 580	**Hauppauge**	**NY**	**11788**
(Address)	(City)	(State)	(Zip Code)
03/04/2009		**3370**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Brian Mohney_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Sovereign Global Advisors, LLC_____, as of __12/31_____, 2 _024_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Rachel Burson
Notary Public, State of Ohio
My Commission Expires:
July 15th, 2028

Notary Public

Signature:

Title:
CCO/FINOP

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SOVEREIGN GLOBAL ADVISORS, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2024

SOVEREIGN GLOBAL ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2024

CONTENTS



NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Sovereign Global Advisors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sovereign Global Advisors, LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sovereign Global Advisors, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Sovereign Global Advisors, LLC's auditor since 2016.

Hauppauge, New York
March 7, 2025

Nawrocki Smith LLP

SOVEREIGN GLOBAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash	$ 270,282
Receivable from clearing organization	255,868
Prepaid expenses	46,573
Total current assets	572,723
Deposit with clearing organization	50,396
Total Assets	$ 623,119

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Commissions payable	$ 245,240
Accrued liabilities	14,292
Total liabilities	259,532
Member's equity	363,587
Total Member's equity	363,587
Total Liabilities and Member's Equity	$ 623,119

See accompanying notes to financial statements.

SOVEREIGN GLOBAL ADVISORS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

Revenues:

Commissions	$ 2,223,550
Fee Income	40,868
Interest	59,831
Other Income	62,117
RIA Income	65,131
Total revenues	2,451,497

Operating Expenses:

Commissions	1,842,321
Office Rent	15,098
Payroll Expense	298,746
Travel	16,305
Marketing	52
Registration	28,670
Computer and internet	21,867
Meals and entertainment	12,944
Clearing house charges	58,499
Office Expenses	8,996
Printing and postage	10,783
Professional fees	12,387
Dues and subscriptions	1,592
Bad Debt	3,573
Insurance Expense	69,936
Other	90,526
Total Operating Expenses	2,492,295
Net Loss	$ (40,798)

See accompanying notes to financial statements.

SOVEREIGN GLOBAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2024

Member's Equity:

Balance at beginning of year	$404,385
Net Loss	(40,798)
Balance at end of year	363,587

See accompanying notes to financial statements.

SOVEREIGN GLOBAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2024

Cash flows from operating activities:

Net Loss	$ (40,798)

Adjustments to reconcile net Loss to net cash
    provided by
Operating activities:
(Increase) decrease in:

Receivable from brokers-dealers and clearing organization	136,915
Prepaid expenses	(15,002)
Increase (decrease) in:	
Commissions payable	4,977
Accrued liabilities	6,316
Total adjustments	132,687
Net cash provided by operating activities	133,206
Net increase in cash	92,408
Cash and restricted cash at beginning of year	228,270
Cash and restricted cash at end of year	$ 320,678

Reconciliation of cash, cash equivalents, and restricted cash:
The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Statement of Financial Condition that sum to the same such amounts shown in the Statement of Cash Flows.

	12/31/24
Cash	$ 270,282
Deposit with Clearing broker	50,396
Total Cash, cash equivalents, and restricted cash shown in the Statement of Cash Flows	$ 320,678

See accompanying notes to financial statements.

SOVEREIGN GLOBAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

Note 1 – Nature of Business and Summary of Significant Accounting Policies

A. Organization

Sovereign Global Advisors, LLC (the "Company") was formed as a limited liability company in the State of New York in March 2013 and began operations in February 2014. The Company has been operating as a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC); it is a member of the Financial Industry Regulatory Authority, Inc (FINRA) and Security Investors Protection Corporation (SIPC).

The Company provides investment advice for retail customers to purchase or sell securities and charge commissions as compensation for the recommendations. The Company does not hold customer funds or safe-guard customer securities and clears all transactions on a fully disclosed basis through its clearing firm.

As of December 31, 2024, the Company is licensed in 40 states, including Alabama, Arizona, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Main, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nevada, New Hampshire, New Jersey, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, South Carolina, Tennessee, Texas, Utah, Virginia, Washington and Wisconsin.

B. Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP")

C. Management's Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

SOVEREIGN GLOBAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

D.   Cash and Cash Equivalents

As of December 31, 2024, the Company maintains a cash balance at its bank of $270,282 and a cash deposit with the clearing firm of $50,396. Total cash as of December 31, 2024 was $320,678. The cash balance in multiple bank and clearing firm accounts was under the federally insured limit of $250,000.

Note 1 – Summary of Significant Accounting Policies – Continued

E. Securities Transactions and Revenue Recognition

ASC 606 disclosure: Securities transactions, commissions and related clearing expenses are reported on a trade date basis. The change in the resulting difference between cost and market is included in net trading profits in the statement of income. The Company's activities are transacted on either a cash or margin basis. Margin transactions are subject to various regulatory and internal margin requirements and are collateralized by cash and securities in the Company's accounts. Commission expense is also recorded on a trade-date basis as security transactions occur.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company's significant revenues during 2024 originated from commissions and fee income.

F.   Commissions

Commission income and commission expense are recorded on a trade-date basis as security transactions occur.

G.   Advertising/Marketing Costs

Advertising costs are expensed when incurred. Advertising costs are $52 in 2024.

SOVEREIGN GLOBAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

H.   Leases

The Company accounts for leases in accordance with Financial Accounting Standards Board ('FASB") Accounting Standards Update No. 2016-02. The Company has noted that ASU 2016-02 will not have an impact on its financial statements due to the nature of the leases.

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total aggregate indebtedness liabilities, exclusive of subordinated debt, for the year ended December 31, 2024, $17,302 or $5,000. At December 31, 2024 the Company's net capital as defined by SEC Rule 15c3-1 was $299,712 in excess of minimum net capital required. In addition to the minimum net capital provision, SEC Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to capital, of not more than 15 to 1. At December 31, 2024 the ratio was 0.82 to 1.

Note 4 – Receivables from broker-dealers and clearing organization

Receivables from broker-dealers and clearing organization on December 31, 2024 are $255,869. This amount represents commissions from completed securities trades less clearing expenses.

Note 5 – Income Taxes

The Company complies with FASB ASC 740, Income Taxes. Sovereign Global Advisors, LLC is recognized as a "pass-through entity" under the Internal Revenue Code and pays no federal and state taxes. The members are taxed individually on the Company's taxable income.

(Continued)

SOVEREIGN GLOBAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

Note 5 – Income Taxes - Continued

The Company recognizes and discloses uncertain tax positions in accordance with U.S. generally accepted accounting principles. As of and during the year ended December 31, 2024, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities for returns filed prior to 2021.

Note 6 –Leases

The Company entered into an operating lease for office space in February 2023. The Lease agreement is controlled by the Company's member. The lease commenced in February 2023 and calls for a monthly payment of $1,140 utilities included.

Note 7 – Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company has not experienced any losses to date.

Note 8- Commitments and Contingencies
The Company currently has no commitments for future payables or outstanding contingent liabilities.

Note 9- Single Reportable Segment
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions and investment advisory business. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM

manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The following presents the segment revenue and significant expenses for the year ended December 31, 2024

Revenue:	$2,451,497
Less:	
Commissions	1,842,321
Payroll Expense	298,746
Insurance Expense	69,936
Registration	28,670
Computer and Internet	21,867
Travel	16,305
Rent	15,098
Professional fees	12,387
Printing and postage	10,783
Office Expenses	8,996
Other	167,186
Net Loss	$(40,798)

Other expenses include gifts, telephone, system access, continuing education and assessment fees.

The following presents the other segment disclosures for the year ended December 31, 2024

Commission Revenue	$2,223,550
RIA Income	65,131
Interest Income	59,831
Fee Income	40,868
Other Income	65,131
Total Revenue	$2,451,497
Segment assets	623,119

Note 10 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2024, up to the date of audit report March 6, 2025, which is the date the financial statements were available to be issued, and has not encountered any subsequent events that effect the current financial statements or that require additional disclosure.

SOVEREIGN GLOBAL ADVISORS, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2024

Schedule I

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission

NET CAPITAL

Total Member's equity		$ 363,587
Total capital		363,587
Non-allowable assets:		
Prepaid expenses	46,573	46,573
Net Capital before haircuts on securities positions		317,014
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Other securities		--
Total net capital		$ 317,014

Aggregate Indebtedness (A.I.)

Computation of aggregate indebtedness		
Total liabilities from Statement of Financial Condition	259,532	
Total Aggregate Indebtedness		$ 259,532

Computation of Basic Net Capital Requirement

(a) Minimum net capital required (6 2/3% of total A.I.)	$ 17,302
(b) Minimum net capital required of broker dealer	$ 5,000
Net Capital Requirement (Greater of (a) or (b))	$ 17,302
Excess Net Capital	$ 299,712
Excess Net Capital at 1000% (Net Capital – 10% A.I.)	$ 291,061
Ratio of A.I. To net Capital	0.82

Schedule II

Reconciliation with Company's Computation of Net Capital as
Included in Part IIA of Form X-17A-5

Net capital, as reported in Company's Part IIA (unaudited), FOCUS report	$ 317,014
Adjustment to Non-allowable assets	
Audit adjustments	--
Net capital per audited financial statements	$ 317,014

SOVEREIGN GLOBAL ADVISORS, LLC

Computation for Determination of Reserve Requirements and Information

Relating to the Possession or Control Requirements for Broker Dealers

Pursuant to Rule 15c3-3

December 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of that rule.



NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Sovereign Global Advisors, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sovereign Global Advisors, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Sovereign Global Advisors, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Sovereign Global Advisors, LLC stated that Sovereign Global Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to direct business of mutual funds and variable annuities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
March 7, 2025

Nawrocki Smith LLP



Sovereign Global Advisors, LLC's Exemption Report

Sovereign Global Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3*(k)(2)(ii)*

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2023, without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 are limited to (1)direct business of mutual funds and variable annuities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exemption.

Sovereign Global Advisors, LLC

I, ___Brian Mohney___, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:_____

Title:_____**CCO/FINOP**_____

March 7, 2025



NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>
<u>ON APPLYING AGREED-UPON PROCEDURES</u>

To the Member of
Sovereign Global Advisors, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2024. Management of Sovereign Global Advisors, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Sovereign Global Advisors, LLC and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hauppauge, New York
March 7, 2025

Nawrocki Smith LLP

SOVEREIGN GLOBAL ADVISORS, LLC

SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES

AND GENERAL ASSESSMENT

FOR THE YEAR ENDED DECEMBER 31, 2024

Determination of SIPC Net Operating Revenues:

Total Revenue (FOCUS line 12/Part IIA line 9)	$ 2,451,497
Additions:	-
Deductions:	
Clearance paid to other SIPC members	(58,499)
Total deductions	(58,499)
SIPC Net Operating Revenues	$ 2,392,998

Determination of General Assessment:

SIPC Net Operating Revenues	$ 2,392,998
General Assessment @ .0015	$ 3,589

Assessment Remittance:

General Assessment	$ 3,589
Less: Payment Made With SIPC-6 July 2024	1,787
Payment Made with SIPC-7 January 2025	$ 1,802
Overpayment carried forward	$

Reconciliation with the Company's computation of SIPC Net Operating Revenues for the period January 1, 2024 through December 31, 2024:

SIPC Net Operating Revenues as computed by the Company on

Form SIPC-7	$ 2,451,497
SIPC Net Operating Revenues as computed above	2,451,497
Difference	$ 0